VIA EDGAR AND EMAIL

December 5, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention:	Ada D. Sarmento, Esq.
Erin Jaskot, Esq.

Re:	Odonate Therapeutics, LLC

Registration Statement on Form S-1 (File No. 333-221533)

Dear Mses. Sarmento and Jaskot:

Odonate Therapeutics, LLC, a Delaware limited liability company (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-221533) be accelerated and that it be declared effective on December 6, 2017 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Please direct any questions regarding this request to Ryan Murr of Gibson, Dunn & Crutcher LLP at (415) 393-8373.

Sincerely,

/s/ John G. Lemkey

Chief Financial Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP